UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zhihu Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N108**

(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, with each two American Depositary Shares representing one of the Class A Ordinary Shares, par value US$0.000125 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 98955N108

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 38,066,599 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,066,599 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,066,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)       Represents (i) 10,617,666 Class A ordinary shares of the Issuer held by Image Frame Investment (HK) Limited; and (ii) 27,448,933 Class A ordinary shares of the Issuer held by Huang River Investment Limited. Each of Huang River Investment Limited and Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited.

(2)       The percentage is calculated based on 289,573,989 Class A Ordinary Shares issued as of December 31, 2023, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission by the Issuer on January 8, 2024. The foregoing 289,573,989 Class A Ordinary Shares: (i) include the Class A Ordinary Shares (including in the form of American depositary shares (“ADSs”)) that the Issuer has repurchased from the open market but has not cancelled as of that date; and (ii) as advised by the Issuer, include the Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans.

CUSIP No. 98955N108

1.	Names of Reporting Persons Dandelion Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Nil (3)
14.	Type of Reporting Person (See Instructions) CO

(3)       Following the intra-group transfer of Class A Ordinary Shares of the Issuer between certain wholly-owned subsidiaries of Tencent Holdings Limited as discussed in detail in Item 3, Dandelion Investment Limited ceased to beneficially own any Class A Ordinary Shares. Therefore, the filing of this Amendment No. 1 (as defined below) constitutes an exit filing for Dandelion Investment Limited.

CUSIP No. 98955N108

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 27,448,933
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,448,933
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,448,933
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (4)
14.	Type of Reporting Person (See Instructions) CO

(4)       The percentage is calculated based on 289,573,989 Class A Ordinary Shares issued as of December 31, 2023, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission by the Issuer on January 8, 2024. The foregoing 289,573,989 Class A Ordinary Shares: (i) include the Class A Ordinary Shares (including in the form of ADSs) that the Issuer has repurchased from the open market but has not cancelled as of that date; and (ii) as advised by the Issuer, include the Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans.

Introduction

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on September 30, 2021 (the “Statement”) and is being filed by Tencent Holdings Limited (“Tencent”), a Cayman Islands company, Dandelion Investment Limited (“Dandelion”) , a British Virgin Islands company and a wholly-owned subsidiary of Tencent, and Huang River Investment Limited (“Huang River”), a British Virgin Islands company and a wholly-owned subsidiary of Tencent, in respect of the Class A ordinary shares, par value US$0.000125 per share (the “Class A Ordinary Shares”), of Zhihu Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”). Tencent, Dandelion and Huang River are collectively referred to as the “Reporting Persons.” This Amendment No. 1 is being filed to reflect the effect of certain intra-group transfer of Class A Ordinary Shares of the Issuer between wholly-owned subsidiaries of Tencent as discussed below. Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

(a) – (c), (f): (a) – (c), (f) of Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by:

(i)	Tencent, a Cayman Islands company;

(ii)	Dandelion, a British Virgin Islands company and a wholly-owned subsidiary of Tencent; and

(iii)	Huang River, a British Virgin Islands company and a wholly-owned subsidiary of Tencent.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement attached hereto as an exhibit, with respect to the joint filing of this Statement and any amendment or amendments hereto.

The address of principal offices of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Each of Dandelion and Huang River is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the executive officers and directors of each of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) None of the Reporting Persons nor any of Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 is hereby amended and restated in its entirety as follows:

On January 30, 2024, as part of Tencent’s intra-group reorganization, Dandelion and Sogou Technology Hong Kong Limited (“Sogou”) transferred 20,457,894 Class A Ordinary Shares and 6,991,039 Class A Ordinary Shares, respectively, to Huang River. Following the foregoing transactions, each of Dandelion and Sogou ceased to beneficially own any Class A Ordinary Shares, and Huang River became the beneficial owner of a total of 27,448,933 Class A Ordinary Shares. The filing of this Amendment No. 1 constitutes an exit filing for Dandelion.

Dandelion, Image Frame and Huang River obtained the funds from Tencent, its parent holding company, to acquire such securities of the Issuer. Tencent used its working capital to acquire such securities of the Issuer (including funding the contributions to Dandelion, Image Frame and Huang River).

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

(a) – (b) of Item 5 are hereby amended and restated in its entirety as follows:

Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Persons are incorporated herein by reference.

As of the date hereof, Huang River may be deemed to be the beneficial owner and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 27,448,933 Class A Ordinary Shares held of record by it, representing 9.5% of the total issued and outstanding Class A Ordinary Shares. Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of an aggregate of 38,066,599 Class A Ordinary Shares held of record by Image Frame and Huang River, both of which are subsidiaries of Tencent, representing 13.1% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentages above are calculated based on 289,573,989 Class A Ordinary Shares issued as of December 31, 2023, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission by the Issuer on January 8, 2024. The foregoing 289,573,989 Class A Ordinary Shares: (i) include Class A Ordinary Shares (including in the form of ADSs) that the Issuer has repurchased from the open market but has not cancelled as of that date; and (ii) as advised by the Issuer, include the Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans.

(c)    To the knowledge of the Reporting Persons, none of the Related Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)    Except as disclosed in this Statement, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Statement.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

Exhibit No. 1 is hereby replaced in its entirety as follows:

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement dated Feburary 1, 2024 by and between the Reporting Persons

The following Exhibits No. 5 and 6 are hereby inserted to Item 7:

Exhibit Number	Description of Exhibits
5	Instrument of Transfer between Sogou Technology Hong Kong Limited and Huang River Investment Limited dated January 30, 2024
6	Instrument of Transfer between Dandelion Investment Limited and Huang River Investment Limited dated January 30, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Feburary 1, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng MA
	Name:	Huateng MA
	Title:	Director

DANDELION INVESTMENT LIMITED

By:	/s/ Qingjie LI
	Name:	Qingjie LI
	Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Huateng MA
	Name:	Huateng MA
	Title:	Director

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China
Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China
Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF DANDELION INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Dandelion Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Dandelion Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Li Qingjie	Director	People’s Republic of China
Ku So Ching	Director	People’s Republic of China (Hong Kong SAR)
Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
Executive officers:
N/A